                                         Writer’s Direct Dial:  +1 212 225 2920
                                                    E-Mail: akohn@cgsh.com

                                   December 7, 2010

Mr. Jeffrey Reidler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4720
100 F Street, NE
Washington, D.C.  20549

Re:           Abbott Laboratories
Form 10-K for Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A Filed March 15, 2010
(File No. 001-02189)

Dear Mr. Reidler:

This responds to your letter of November 19, 2010, addressed to Mr. Thomas C. Freyman of Abbott Laboratories, providing comments with respect to the disclosures made by Abbott in the referenced filings.  This confirms our conversation in which I advised you, on behalf of our client, that Abbott will provide a response to the Commission on or before December 10, 2010.

Very truly yours, Arthur H. Kohn